Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED

OF

OCULUS INNOVATIVE SCIENCES, INC.

Oculus Innovative Sciences, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”) does hereby certify that:

FIRST: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 20, 2006 under the name OIS Reincorporation Sub, Inc. On December 15, 2006, the Corporation filed with the Secretary of State of the State of Delaware a Certificate of Merger pursuant to which Oculus Innovative Sciences, Inc., a California corporation, merged with and into the Corporation with the Corporation surviving such merger. On January 30, 2007, the Corporation filed the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. The Restated Certificate of Incorporation was amended by the filing of a certificate of amendment on October 22, 2008.

SECOND: That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Corporation’s Restated Certificate of Incorporation, as amended, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Subsection A of Article FOURTH of the Restated Certificate of Incorporation, as amended of this Corporation be hereby amended by adding the following as the last paragraph of Subsection A of Article FOURTH:

“Effective at 5:00 p.m. Eastern Time on March 29, 2013 (such time, on such date, the “Effective Time”) of this Certificate of Amendment pursuant to the DGCL, the Corporation shall effect a one-for-seven reverse split whereby each seven (7) shares of the Corporation’s Common Stock, $0.0001 par value per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall automatically, without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable share of common stock, $0.0001 par value per share (the “New Common Stock”), subject to the treatment of fractional share interests as described below. The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time. At the Effective Time, the number of authorized shares of the Corporation’s Common Stock shall also be proportionally decreased by a ratio of 1:7. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. In connection with the reverse split, no fractional shares shall be issued. In lieu of fractional shares, any fractional share that would result from this action will be rounded up to the nearest whole share of New Common Stock.”

THIRD: That thereafter, pursuant to resolution of the Corporation’s Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware on March 22, 2013, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Oculus Innovative Sciences, Inc., has caused this Certificate to be signed by its duly authorized officer this 22nd day of March, 2013.

OCULUS INNOVATIVE SCIENCES, INC.

By: /s/ Jim Schutz
Jim Schutz
President and Chief Executive Officer